VIA EDGAR

May 12, 2011

Mr. Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2010, filed February 24, 2011

File No. 001-06926

Dear Mr. Cascio:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 15, 2011, concerning C. R. Bard, Inc.’s (the “company”) Form 10-K for the fiscal year ended December 31, 2010. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth the Staff’s comments below in bold and the company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-3

Liquidity and Capital Resources, page II-9

1.	If significant to an understanding of your liquidity, in future filings please clarify the amount of cash and investments held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. Also, address the potential tax implications of repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Although substantially all of the company’s cash and cash equivalents at December 31, 2010 are held outside of the United States, the company believes this amount is not significant to an understanding of the company’s overall liquidity. The amount of cash generated from domestic operations is sufficient to satisfy the working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with its existing operations. In addition, we believe that the domestic operations can borrow adequate funds should it be necessary to do so in the future. In response to the Staff’s comment, however, we included the following disclosure in our Form 10-Q for the quarter ended March 31, 2011 to further enhance our discussion of liquidity in MD&A.

Cash and cash equivalents held by the company’s foreign subsidiaries was $709.4 million and $641.4 million at March 31, 2011 and December 31, 2010, respectively. It is the company’s intention to permanently reinvest the majority of these funds outside the United States to finance foreign operations, and the company’s plans do not demonstrate a need to repatriate these funds. If these funds are needed for U.S operations or can no longer be permanently reinvested outside the United States, the company would be required to accrue and pay U.S. taxes to repatriate these funds.

Critical Accounting Policies and Estimates, page II-11

Impairment of Long-Lived Assets, page II-13

2.	With a view toward disclosure in future filings, please tell us whether, based on your most recent testing, you have any reporting units at risk of failure of step one of the goodwill impairment model. To the extent you have one or more reporting units at risk of failing step one of the goodwill impairment testing model, in future filings, please quantify the amount of goodwill associated with those reporting units, describe the method, models and key assumptions used to test the reporting units for potential impairment, describe the degree of uncertainty associated with key assumptions and clarify the extent to which fair value exceeded carrying value as of the date of the most recent test.

Based on the results of the company’s recent goodwill impairment test as of December 31, 2010, none of our reporting units are at risk of failure of Step 1 of the goodwill impairment model. For the Staff’s reference, the results of this impairment test indicate that the fair value significantly exceeds book value both in the aggregate and on a reporting unit basis.

Item 8. Financial Statements

Note 1. Significant Accounting Policies, page II-26

Goodwill and Other Intangible Assets, page II-28

3.	We see that goodwill is approximately 19% of your reported assets. Accordingly, in future filings please expand to more specifically describe how you test goodwill for impairment. In that regard, please describe the two-step impairment testing model and disclose when you perform your annual impairment testing.

In response to the Staff’s comment, we intend to provide in our Form 10-K for the year ending December 31, 2011 expanded disclosure that specifically describes how we test goodwill for impairment.

Note 4. Income Taxes, page II-33

4.	You disclose that undistributed earnings of foreign subsidiaries totaling $1.3 billion are permanently reinvested outside of the U.S. Accordingly, in future filings please also disclose the amount of the unrecognized deferred tax liability or clarify, if true, that determination of the liability is not practical, including a statement regarding why determination is not practical. Refer to FASB ASC 740-30-50-2c.

The company believes that an accurate calculation of the unrecognized deferred tax liability related to undistributed foreign earnings is impracticable. For the Staff’s reference, the company notes the following reasons:

•

There is a wide range of alternatives that exist to facilitate a repatriation of foreign funds, some of which may change in the future as facts and circumstances change, all of which may have varying tax costs;

•

There is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that certain distributions received from our foreign subsidiaries would bring additional foreign tax credits, which would ultimately reduce the U.S. tax cost of the distribution;

•

A significant portion of the undistributed foreign earnings is not represented by liquid assets. As a result, it is not practical to repatriate these earnings or determine how much can be repatriated since a repatriation of these earnings would require reorganizing or liquidating businesses, which would likely result in a change to the un-repatriated earnings and associated tax costs; and

•	Significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings.

Due to our intention to permanently reinvest these foreign earnings, we have not analyzed the tax costs associated with the various alternatives potentially available to repatriate earnings and, as a result, have not determined an alternative that would result in a representative tax cost.

In response to the Staff’s comment, the company intends to include a statement substantially in the following form in the Form 10-K for the year ending December 31, 2011.

At December 31, 2011, the company did not provide for income taxes on the undistributed earnings of its foreign operations of approximately $x.x billion as it is the company’s intention to permanently reinvest these undistributed earnings outside of the United States. Determination of the amount of unrecognized deferred tax liability related to these permanently reinvested earnings is not practicable.

Note 11. Commitments and Contingencies, page II-41

5.	We see discussion of several contingencies related to product liabilities and other matters. We also see that you have disclosed the aggregate amount accrued for these contingencies. Please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. In that regard, if it is reasonably possible that a loss or additional loss has been incurred beyond the amount accrued, an entity should also disclose the possible range of loss or make a statement that such estimate cannot be made. Refer also to the similar guidance in SAB Topic 5-Y.

The company routinely evaluates contingencies for product liability and other legal matters, considering many factors, including but not limited to, the stage and nature of the matter, the number of plaintiffs and/or potential plaintiffs, settlement discussions, if any, factual issues, and the advice and judgment of its advisors, including legal counsel. The company updates its disclosure for these matters for developments with a view towards providing more robust, and where appropriate, more specific disclosure as a matter progresses. For these matters, after evaluating contingencies, the company determined that it was unable to estimate reasonably possible losses prior to the filing of the company’s Form 10-K for the year ended December 31, 2010.

For the Staff’s reference, with respect to the Hernia Product Claims (as such term is defined in our periodic reports), the company made the determination as part of its routine evaluation that, based on information currently available, including recent discussions with various attorneys managing significant numbers of Hernia Product Claims regarding the potential resolution of such claims, the company could estimate at March 31, 2011 the reasonably possible losses for the Hernia Product Claims in excess of accruals. Accordingly, the company added the following disclosure in its Form 10-Q for the quarter ended March 31, 2011.

The company is unable to estimate the reasonably possible losses or range of losses, if any, arising from product liability matters (other than the Hernia Product Claims) and other legal matters. As of March 31, 2011, based on information currently available, the company has estimated the reasonably possible losses for the Hernia Product Claims in excess of accruals to be in a range of approximately $0 to $150 million in the aggregate. Under U.S. generally accepted accounting principles, an event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely” and an event is “remote” if “the chance of the future event or events occurring is slight”. The company cannot give any assurances that the actual losses with respect to the Hernia Product Claims will not exceed the upper end of the range of reasonably possible losses set forth above. With respect to the Women’s Health Product Claims and Filter Product Claims, the company is unable to estimate a range of reasonably possible losses for the following reasons: (i) the proceedings are in early stages; (ii) the company has not received and reviewed complete information regarding the plaintiffs and their medical conditions; and/or (iii) there are significant factual issues to be resolved. In addition, with respect to the Filter Product Claims, there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class.

6.	Please tell us whether any of the recorded insurance recoveries as of December 31, 2010 are being contested; and if so, how your disclosures consider the guidance from footnote 58 of SAB Topic 5-Y.

We note to the Staff by way of background that the company disclosed in its Form 10-K for the year ended December 31, 2010, that, in connection with Hernia Product Claims, it was in dispute with two of its excess insurance carriers relating to an aggregate of $50 million of insurance coverage.

In response to the Staff’s comment, at December 31, 2010, $29 million of receivables were the subject of the above-referenced dispute with the company’s excess insurance carriers. In addition, the company included in its Form 10-Q for the quarter ended March 31, 2011, disclosure stating the amount of receivables in dispute and, as suggested in footnote 58 of SAB Topic 5-Y, disclosure discussing the reasons for concluding the amounts in dispute are probable of recovery. For the Staff’s reference, this disclosure is set forth below.

The company also has receivables from insurance companies amounting to $67.3 million and $54.6 million at March 31, 2011 and December 31, 2010, respectively, of which $40 million, at March 31, 2011, is the subject of the disputes with excess insurance carriers, as noted above. After considering the nature of the claims, coverage provisions under the policies, relevant legal issues, the advice and judgment of outside legal counsel, and other pertinent factors, the company believes its claims are meritorious and that it will collect these receivables.

* * * * *

As requested by the Staff, the company acknowledges that, with respect to filings made by the company:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Timothy M. Ring
Timothy M. Ring
Chief Executive Officer